September 23, 2019

Via EDGAR Correspondence Filing

Jay Williamson, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund”)

File Nos. 333-230320, 811-23166

Dear Mr. Williamson:

We received comments provided by telephone conference on April 16, 2019 regarding the Registration Statement on Form N-2 for the above captioned Fund. This letter serves to respond to those comments.

General

1.	We note you are registering securities to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 and appear to be relying on the Nuveen Virginia Premium Income Municipal Fund No-Action Letter (October 6, 2006). In that letter, the subject fund represented that it files with the Securities and Exchange Commission (the “Commission”) all information required of it under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 (the “1940 Act”) and had filed all such reports on a timely basis over the last twelve calendar months. Please make that representation to us in your letter. If you are unable to make that representation, please tell us why relying on the letter would be appropriate.

Response: The Fund represents that it files with the Commission all information required of it under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 and has filed all such reports on a timely basis over the last twelve calendar months.

2.	The disclosure indicates that the Fund’s charter provides for a shareholder vote in 2021 to convert the Fund to an open-end fund within twelve months of such approval. Your shelf registration statement registers preferred stock and subscription rights to purchase preferred stock. These securities would be inconsistent with Section 18 of the 1940 Act if and when the Fund converted to an open-end fund. Briefly explain to us your plan with respect to preferred stock and rights to purchase preferred stock in connection with such “Contingent Conversion Feature.”

Response: The Fund will not issue shares of preferred stock or subscription rights to purchase preferred stock having terms that would be inconsistent with Section 18 of the 1940 Act. If the Fund seeks to issue shares of preferred stock prior to the potential conversion date, the terms would provide, for example, that such shares shall be redeemable on or prior to such date. In addition, the Fund notes that shareholders may not vote in favor of the conversion and, in such case, the Fund could seek to issue preferred stock following such vote without the need for such terms.

Prospectus Cover Page

3.	Items 1 and 2 of Form N-2 set out the disclosure requirements for prospectus cover pages and permit you to “include other information if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information.” You have three pages of ‘cover pages’ that includes detailed information – such as “Contingent Conversion Feature” that is repeated in the Summary and is not traditionally considered cover page material. Please revise as appropriate.

Response: The Fund does not believe the additional disclosures included on the cover page (including the disclosure relating to the Contingent Conversion Feature) impede understanding of the information required by Items 1 and 2 of Form N-2. Nonetheless, certain disclosures on the cover page that are repeated elsewhere in the Prospectus have been removed and replaced with a cross-reference to such other sections of the Prospectus.

4.	In Release No. 33-10506, the Commission adopted new Rule 30e-3 (Enabling Optional Internet Availability of Shareholder Reports) and amended certain form requirements. Please review the Release and Item 1.1.l to Form N-2 and revise, if appropriate.

Response: The Cover Page of the Prospectus has been revised to include the disclosure under Item 1.1.l of Form N-2.

Prospectus Summary

5.	The General Instructions to Form N-2 state that the purpose of the prospectus is to provide essential information in a way that helps investors make informed decisions. The General Instructions further require the prospectus to be clear, concise, and understandable. The Summary’s “Risk Considerations” starts on page 13 and end on page 45. Similar information is then presented under “Risks” between pages 59 and 93. The length and complexity of your risk disclosure may distract potential investors from essential information, including information related to fees, investment strategies and types, and risks. Please review your disclosure and revise as appropriate, consistent with the sound disclosure principles set forth in the General Instructions.

Response: The Prospectus has been revised to address this comment.

Prospectus—Financial Highlights

6.	Briefly explain to us the primary drivers behind net realized and unrealized losses for the periods ended December 31, 2018 and June 30, 2018.

Response: The primary drivers behind the net realized and unrealized losses were the price declines in the closed-end fund portfolio (i.e., under the “Tactical Closed-End Fund Income Strategy”), notably funds with exposure to below investment grade corporate credit, and the Fund’s exposure to non-agency residential mortgage backed securities. Most of the unrealized loss occurred during the fourth quarter of 2018 due to a period of weakness in the risk capital markets.

7.	We notice you provide an asset coverage metric in the financial highlights. Item 4.3 of Form N-2 requires the presentation of a Senior Securities table which in some instances require information beyond what you presented in the financial highlights. Please consider adding a separately captioned Senior Securities table or confirm intentions to revisit the Item 4.3 disclosure requirement when contemplating an offering of securities.

Response: The additional information required by Item 4.3 is not applicable to the Fund, as the Fund’s only senior security relates to the credit facility with U.S. Bank. To the extent the Fund issues additional senior securities and such information becomes applicable, the Fund confirms its intentions to revisit the Item 4.3. disclosures.

Prospectus—Use of Leverage

8.	We note the statement in this section that provides that “[t]he Fund may be subject to certain restrictions on investments imposed by lenders or by one or more rating agencies that may issue ratings for any senior securities issued by the Fund. Borrowing covenants or rating agency guidelines may impose asset coverage or Fund composition requirements that are more stringent than those imposed on the Fund by the 1940 Act.” We also note that you currently have a $75 million credit facility with U.S. Bank. Please revise, using definitive language, the disclosure in this section to address the terms of the credit facility relating to any such restrictions or requirements that materially affect the Fund, including covenants that materially restrict your investment activities or materially prohibit future borrowings or accelerate repayment of existing borrowings.

Response: The Fund does not believe it’s investment activities are materially restricted under its current borrowing arrangement. However, as such arrangements are typically short-term in nature and the Fund could enter into different borrowing arrangements from time to time, the Fund believes it is appropriate to retain the above-referenced disclosure. That said, the Prospectus has been revised to describe a covenant under the current borrowing arrangement that could, depending on the circumstances, impose a borrowing restriction on the Fund that is stricter than that permitted under the 1940 Act.

Risks
9.	In her October 25, 2018 address at the ICI Securities Law Developments Conference, Division of Investment Management Director Dalia Blass shared several observations designed to assist issuers in writing clear and concise disclosure that is useful to investors. With respect to risk disclosures, she observed that issuers are in the best position to identify which risks are most important to investors, and that alphabetized risk disclosure can contribute to documents “in which length trumps clarity and the story is buried.” Director Blass identified generic risk disclosures as another area for improvement. Currently it appears as if your risk disclosure is alphabetized, generic, and contains an excessive level of detail that makes it difficult for investors to determine what is important. Please substantially revise your risk disclosures, consistent with Form N-2 requirements to provide clear, concise and understandable disclosure for investors.

Response: The Prospectus has been revised to address the length of the risk disclosures and to eliminate duplicative risk disclosures.

Accounting Comments

10.	Please file the auditor’s consent with a subsequent pre-effective amendment to the registration statement.

Response: The Fund will include a consent from its auditor as requested.

11.	We note that the “Financial Highlights” section in the Prospectus states that both the Annual Report for the year ended June 30, 2018 and the Semi-Annual Report for the period ended December 31, 2018 are being incorporated by reference into the Fund’s SAI whereas the “Financial Statements” section in the Statement of Additional Information refers only to the Annual Report for the year ended June 30, 2018 as being incorporated by reference. Please resolve the inconsistent statements.

Response: The Fund has revised the registration statement as requested.

* * * * * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact E. Roy Kim at (312) 845-3850 or the undersigned at (312) 845-3273

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.